Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                      Aluminum Corporation of China Limited
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                            DISCLOSEABLE TRANSACTION


                             JOINT VENTURE AGREEMENT

                                  IN RESPECT OF

                     SHANXI-JINZE ALUMINIUM & POWER LTD. CO*


On 14 January 2003, the board of Directors of the Company approved the Joint Venture Agreement with Shanxi Zhangze for the establishment of ShanXi-JinZe Aluminium & Power Ltd. Co* (referred to as the "Joint Venture Company" in this announcement), a limited liability company to be incorporated in the PRC, for the production and sale of primary aluminum and carbon anodes.

The major particulars of the Joint Venture Company are as follows:

1. Total investment: RMB5,860 million (equivalent to approximately HK$5,528.3 million);

2. Total equity: RBM 1,500 million (equivalent to approximately HK$1,415.09 million);

3. Contributions to the total equity: 60% or RMB900 million (equivalent to approximately HK$849.06 million) by the Company and 40% or RMB600 million (equivalent to approximately HK$566.04 million) by Shanxi Zhangze;

4. Difference between total investment and total equity: the difference between the total investment and the total equity of the Joint Venture Company amounting to RMB4,360 million (equivalent to approximately HK$ 4,113.2 million) will be financed from external resources and the Joint Venture Parties may provide guarantee in proportion to their equity interests in the Joint Venture;

5. Annual production capacities: approximately 280,000 tonnes of primary aluminum and approximately 160,000 tonnes of carbon anodes per annum with 2 sets of coal-fuelled power generators of 300 MW each; and

6. Duration of the Joint Venture Company: 30 years from the date of its establishment.

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The transaction constitutes a discloseable transaction for the Company under the
Listing Rules. A circular containing further details of Joint Venture Agreement will be dispatched to the shareholders of the Company as soon as practicable.

Background Information


On 14 January 2003, the board of Directors of the Company approved the Joint Venture Agreement for the establishment of ShanXi-JinZe Aluminium & Power Ltd. Co* (referred to as the "Joint Venture Company" in this announcement) for the production and sale of primary aluminum and carbon anodes. The Joint Venture Company has projected annual production capacities of 280,000 tonnes of primary aluminum and 160,000 tonnes of carbon anodes. The Joint Venture Parties will need to obtain a business licence for the establishment of the Joint Venture Company.

As disclosed in the Company's prospectus dated 30 November 2001, the Company previously intended to establish a primary aluminum smelter at the Company's Shanxi plant with electricity to be supplied by Beijing Datang Power Generation Company Limited. Negotiations with Beijing Datang Generation Company Limited have been terminated because the Directors believe that greater operational efficiency and cost reduction could be achieved by establishing a smelting facility with its own electricity generating capacities.

Major Terms of the Joint Venture Agreement


A summary of the principal terms of the Joint Venture Agreement is as follows:

1.   Parties

     (1)  The Company

     (2) Shanxi Zhangze, a joint stock company incorporated in the PRC with limited liability, which is not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates as defined in the Listing Rules

2.   Total Investment, Total Equity and Equity Contributions

     Total investment: RMB5,860 million or equivalent to approximately HK$ 5,528.3 million.

     Total equity: RMB1,500 million or equivalent to approximately HK$1,415.09 million.

     Equity contributions: 60% of the total equity (or equivalent to RMB900 million (i.e. approximately HK$849.06 million)) is to be contributed by the Company and the remaining 40% (or equivalent to

     RMB600 million (i.e. approximately HK$566.04 million)) is to be contributed by Shanxi Zhangze by way of cash and/or assets injections.

     The difference between the total investment and the total equity of the Joint Venture Company amounting to RMB4,360 million (equivalent to approximately HK$ 4,113.2 million) will be financed from external resources and the Joint Venture Parties may provide guarantee in proportion to their equity interests in the Joint Venture.

3.   Scope of Business

     Production and sale of primary aluminum and carbon anodes; generation, supply, purchase and sale of electricity; production of all necessary fuel, raw materials and ancillary facilities.

4.   Annual Production Capacities

     Approximately 280,000 tonnes of primary aluminum and approximately 160,000 tonnes of carbon anodes per annum with 2 sets of coal-fuelled power generators of 300 MW each.

5.   Composition of the Board of Directors of the Joint Venture

     The Joint Venture Parties are entitled to appoint members to the board of directors of the Joint Venture Company in proportion to their equity contributions. The chairman of the board shall be a representative of the Company and elected by the board of directors of the Joint Venture Company. The general manager of the Joint Venture shall be nominated by Shanxi Zhangze and appointed by the board of directors of the Joint Venture Company.

6.   Term

     30 years from the date of establishment the Joint Venture Company.

7.   Termination

     The Joint Venture Agreement may be terminated upon either of the Joint Venture Parties providing a 30-day notice of termination to the other Joint Venture Party. The notifying Joint Venture Party is liable to compensate the other Joint Venture Party for any loss suffered from such termination.

     The Directors intend to source the funds required for equity contributions from internal resources of the Company. In the event that the Company decides to inject assets as equity contribution, the Company will make a further announcement when the nature and the estimated value of such assets have been determined.

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Reasons for the Establishment of the Joint Venture Company


The Company is principally engaged in bauxite mining, alumina refining and primary aluminum smelting. The Company's Shanxi plant is currently a stand-alone alumina plant with no primary aluminum smelting facilities. By combining the operational efficiency of assured supplies of electricity, alumina and primary aluminum smelting, the Directors consider that the establishment of the Joint Venture Company, which will become a subsidiary of the Company, will enable the Group to achieve greater economies of scale and reduce the cost of production of primary aluminum.

General


The transaction constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing further details of the Joint Venture Agreement will be dispatched to the shareholders of the Company as soon as practicable.

DEFINITIONS


Company Aluminum Corporation of China Limited, a joint stock company incorporated in the PRC with limited liability

Directors                The directors of the Company

Hong Kong                The Hong Kong Special Administrative Region of the PRC

Listing Rules            The Rules Governing the Listing of Securities on the
                         Stock Exchange of Hong Kong Limited

Joint Venture Company    ShanXi-JinZe Aluminium & Power Ltd. Co, a limited
                         liability company to be incorporated in the PRC, 60% of its total equity to be contributed by the Company and the remaining 40% to be contributed by Shanxi
                         Zhangze

Joint Venture Agreement  A joint venture agreement between the Company and
                         Shanxi Zhangze for the establishment of the Joint Venture Company

Joint Venture Parties    The Company and Shanxi Zhangze, being parties to the
                         Joint Venture Agreement

Shanxi Zhangze           Shanxi Zhangze Electricity Company Limited, a joint
                         stock company incorporated in the PRC with limited liability, whose A shares are listed on the Shenzhen
                         Stock Exchange

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Stock Exchange           The Stock Exchange of Hong Kong Limited

PRC                      The People's Republic of China

HK$                      Hong Kong dollars, the lawful currency of Hong Kong

RMB                      Renminbi, the lawful currency in the PRC

*  temporary company name

For the purpose of this announcement, conversion of RMB into Hong Kong dollars is calculated at the approximate exchange rate of HK$1.00 to RMB1.06. This exchange rate is for the purposes of illustration only and no representation is made that any amounts in RMB or HK$ could have been or could be converted at such rate or at any other rate at all.

                                                   By order of the Board
                                           Aluminum Corporation of China Limited
                                                       Guo Shengkun
                                                         Chairman

Hong Kong, 16 January 2003